                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           TRI-CONTINENTAL CORPORATION
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    895436103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

--------
(1)     The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 2 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,770,615
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,770,615
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,770,615
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 3 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,771,516
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              4,771,516
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,771,516
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 4 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,514,315
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,514,315
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,514,315
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 5 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,256,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,256,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,256,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 6 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,462,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,462,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,462,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 7 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,316,475
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,316,475
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,316,475
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 8 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,462,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,462,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,462,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 9 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARADIGM PARTNERS, N.W., INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    WASHINGTON
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,316,475
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,316,475
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,316,475
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 10 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,462,550
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,462,550
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,462,550
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 11 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,779,025
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,779,025
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,779,025
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 12 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,779,025
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,779,025
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,779,025
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 13 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PAUL DEROSA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 14 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARLENE A. PLUMLEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 15 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELYSE NAKAJIMA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 100 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than one percent
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 16 of 25 Pages
----------------------                                    ----------------------

                  The following  constitutes Amendment No. 3 ("Amendment No. 3")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 3 amends the
Schedule 13D as specifically set forth.

                  Item 2(a) is hereby amended to add the following:

                  On  February  27,  2006,  Elyse  Nakajima  executed  a Joinder
Agreement to the Joint Filing and Solicitation Agreement entered into on January
6, 2006 (the "Joint Filing  Agreement")  by the members of the Group whereby Ms.
Nakajima  agreed  to be  bound  by the  terms  of the  Joint  Filing  Agreement.
Accordingly,  Ms.  Nakajima shall be deemed to be a Reporting  Person  following such date.

                  Item 2(b) is hereby amended to add the following:

         Ms. Nakajima has no principal business address,  but can be reached c/o
WILLC.

                  Item 2(c) is hereby amended to add the following:

         The principal occupation of Ms. Nakajima is opera singer.

                  Item 2(d) is hereby amended to add the following:

                  Ms.  Nakajima  has not,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  Item 2(e) is hereby amended to add the following:

                  Ms. Nakajima has not,  during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Item 2(f) is hereby amended to add the following:

                  Ms. Nakajima is a citizen of the United States of America.

                  Item 3 is hereby amended and restated as follows:

                  The  aggregate   purchase   price  of  the  4,770,615   Shares
beneficially owned by WILLC is approximately  $88,540,432,  including  brokerage commissions.  The  Shares  beneficially  owned by WILLC were  acquired  with the working  capital of each of WIHP and WIAP.  The aggregate  purchase price of the
901 Shares owned  directly by Mr.  Lipson is  approximately  $18,785,  including brokerage  commissions.  The Shares owned  directly by Mr.  Lipson were acquired with personal  funds.  The  aggregate  purchase  price of the  1,462,550  Shares beneficially  owned by BPM is  approximately  $26,400,301,  including  brokerage commissions. The Shares beneficially owned by BPM were acquired with the working
capital  of  BPIP.  The  aggregate   purchase  price  of  the  1,316,475  Shares
beneficially  owned by PPNW is approximately  $23,165,189,  including  brokerage commissions.  The  Shares  beneficially  owned by PPNW  were  acquired  with the working  capital of BPP. The 100 Shares owned by Ms.  Nakajima  were received by her as a gift from Mr. Lipson.

                  Item 4 is hereby amended to add the following:

                  Ms.  Nakajima  has  agreed  to take  all  reasonable  steps to request,  all at WILLC's  sole cost and expense,  a complete  list of record and beneficial holders of the Issuer's securities,  and related materials.  On March
2, 2006, Ms. Nakajima delivered a letter to the Issuer  requesting,  pursuant to
Section 1315 of the New York Business  Corporation  Law,  among other things,  a complete record or list in appropriate  formats of the holders of the Shares and the holders of the  Issuer's  cumulative  preferred  stock,  $2.50 par value per share

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 17 of 25 Pages
----------------------                                    ----------------------

(the "Preferred Shares"),  showing the name and address of all shareholders,  as of February 9, 2006. Ms.  Nakajima also requested that the Issuer provide to her all  information  in or which comes into the  Issuer's  possession  or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees  relating to the names of the  non-objecting  beneficial  owners of the
Shares and the Preferred Shares.

                  Item 5(a) is hereby amended and restated as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 107,526,521  Shares outstanding as of February
9, 2006, as reported in the Issuer's proxy  statement  filed with the Securities and Exchange Commission on February 13, 2006.

                  As of the close of business on March 1, 2006, WIHP, WIAP, BPIP and BPP beneficially owned 1,514,315, 3,256,300, 1,462,550 and 1,316,475 Shares,
respectively,   constituting   approximately   1.4%,   3.0%,   1.4%  and   1.2%,
respectively,  of the Shares  outstanding.  WILLC  beneficially  owned 4,770,615
Shares,  constituting  approximately 4.4% of the Shares outstanding.  Mr. Lipson beneficially  owned 4,771,516  Shares,  constituting  approximately  4.4% of the
Shares   outstanding.   Mr.  Franzblau   beneficially  owned  1,462,550  Shares,
constituting approximately 1.4% of the Shares outstanding.  Messrs. Ferguson and
Dunmire beneficially owned 2,779,025 Shares,  constituting approximately 2.6% of the Shares outstanding.

                  As the general partner or managing member, as the case may be, of WIHP and WIAP,  WILLC may be deemed to beneficially  own the 4,770,615 Shares owned in the  aggregate by WIHP and WIAP. As the managing  member of WILLC,  Mr.
Lipson may be deemed to beneficially own the 4,770,615 Shares beneficially owned by WILLC,  in addition to the 901 Shares owned  directly by Mr.  Lipson.  As the managing  member of BPIP,  BPM may be deemed to  beneficially  own the 1,462,550
Shares  owned  by BPIP.  As the  managing  members  of BPM,  Messrs.  Franzblau,
Ferguson  and Dunmire may be deemed to  beneficially  own the  1,462,550  Shares beneficially  owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially  own the  1,316,475  Shares owned by BPP. As the sole  officers and directors of PPNW,  Messrs.  Ferguson and Dunmire may be deemed to  beneficially own the 1,316,475 Shares beneficially owned by PPNW.

                  Currently,  Mr. DeRosa and Dr. Plumlee do not beneficially own any  securities of the Issuer.  On February 24, 2006,  Mr. Lipson made a gift of
100 Shares to Ms. Nakajima, all of which are beneficially owned by her.

                  Item 5(b) is hereby amended to add the following:

                  Ms.  Nakajima has sole voting and  dispositive  power over the
Shares reported as beneficially owned by her.

                  Item 5(c) is hereby amended to add the following:

                  (c) Except as  disclosed  herein,  Schedule A attached  hereto reports all  transactions in the Shares by the Reporting  Persons effected since the last transaction reported in

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 18 of 25 Pages
----------------------                                    ----------------------

Amendment No. 2 to the Schedule 13D. Except where otherwise  noted,  all of such transactions were effected in the open market.

                  Item 6 is hereby amended to add the following:

                  On  February  27,  2006,  Elyse  Nakajima  executed  a Joinder
Agreement to the Joint Filing  Agreement by the members of the Group whereby Ms.
Nakajima  agreed  to be bound by the terms of the Joint  Filing  Agreement.  Ms.
Nakajima has also agreed in such Joinder  Agreement to take all reasonable steps to request,  all at WILLC's sole cost and expense, a complete list of record and beneficial holders of the Issuer's securities, and related materials.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Joinder Agreement,  dated February 27, 2006, by Elyse Nakajima to Joint Filing and Solicitation Agreement,  dated January 6, 2006, by and among
Western  Investment LLC, Arthur D. Lipson,  Western  Investment  Hedged Partners
L.P.,  Western  Investment  Activism Partners LLC,  Benchmark Plus Institutional
Partners,  L.L.C.,  Benchmark Plus Partners,  L.L.C,  Benchmark Plus Management,
L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson, Michael
Dunmire, Paul DeRosa and Marlene A. Plumlee.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 19 of 25 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2006               WESTERN INVESTMENT LLC

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                         Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                   By: Western Investment LLC,
                                   Its General Partner

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                   By: Western Investment LLC,
                                   Its Managing Member

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 20 of 25 Pages
----------------------                                    ----------------------

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   BENCHMARK PLUS PARTNERS, L.L.C.

                                   By: Paradigm Partners, N.W., Inc.
                                   Its Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   PARADIGM PARTNERS, N.W., INC.

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: President

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Chairman of the Board

                                   /s/ Arthur D. Lipson
                                   ---------------------------------------------
                                   ARTHUR D. LIPSON

                                   /s/ Scott Franzblau
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ Robert Ferguson
                                   ---------------------------------------------
                                   ROBERT FERGUSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 21 of 25 Pages
----------------------                                    ----------------------

                                   /s/ Michael Dunmire
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE

                                   /s/ Paul DeRosa
                                   ---------------------------------------------
                                   PAUL DEROSA

                                   /s/ Marlene A. Plumlee
                                   ---------------------------------------------
                                   MARLENE A. PLUMLEE

                                   /s/ Elyse Nakajima
                                   ---------------------------------------------
                                   ELYSE NAKAJIMA

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 22 of 25 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

      PURCHASES AND SALES IN THE COMMON STOCK OF TRI-CONTINENTAL SINCE THE
        LAST TRANSACTION REPORTED IN AMENDMENT NO. 2 TO THE SCHEDULE 13D

    Transaction          Quantity               Date           Price ($)
    -----------          --------               ----           ---------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
        Buy                33,600              02/13/06         19.4685
        Buy                68,100              02/14/06         19.5387
        Buy                32,900              02/15/06         19.6410
        Buy                30,000              03/01/06         19.9024

                         BENCHMARK PLUS PARTNERS, L.L.C.
        Buy                13,000              03/01/06         19.9024

                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
        Buy                17,500              02/16/06         19.7394
        Buy                 6,800              02/17/06         19.8256
        Buy                 9,800              02/21/06         19.8003
        Buy                16,600              02/22/06         19.8837
        Buy                 7,900              02/23/06         19.9168
        Buy                 5,700              02/24/06         19.8868
        Buy                27,000              02/27/06         19.9745

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 23 of 25 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                             Exhibit                                     Page
                             -------                                     ----

1.      Joinder  Agreement,  dated  February 27,  2006,  by Elyse      24 to 25
        Nakajima  to Joint  Filing  and  Solicitation  Agreement,
        dated January 6, 2006,  by and among  Western  Investment
        LLC, Arthur D. Lipson, Western Investment Hedged Partners
        L.P., Western Investment Activism Partners LLC, Benchmark
        Plus  Institutional  Partners,   L.L.C.,  Benchmark  Plus
        Partners,  L.L.C,  Benchmark  Plus  Management,   L.L.C.,
        Paradigm  Partners,  N.W., Inc., Scott Franzblau,  Robert
        Ferguson,  Michael  Dunmire,  Paul  DeRosa and Marlene A.
        Plumlee.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 24 of 25 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

                                JOINDER AGREEMENT

         WHEREAS,   Western  Investment  LLC  ("Western  Investment"),   Western
Investment Hedged Partners,  LP ("WIHP"),  Western Investment  Activism Partners
LLC,  Arthur D. Lipson,  Matthew S. Crouse,  Paul  DeRosa,  Marlene A.  Plumlee,
Benchmark  Plus  Institutional  Partners,  L.L.C.,  Benchmark  Plus  Management,
L.L.C.,  Benchmark Plus Partners,  L.L.C., Paradigm Partners,  N.W., Inc., Scott
Franzblau,  Robert  Ferguson and Michael Dunmire entered into a Joint Filing and
Solicitation  Agreement on January 6, 2006 (the  "Agreement") for the purpose of seeking representation on the Board of Directors of Tri-Continental Corporation,
a Maryland corporation ("Tri-Continental");

         WHEREAS, on February 9, 2006, Matthew S. Crouse withdrew from the Group and  notified  the  other  members  of the  Group  that he was  terminating  his obligations under the Agreement.

         WHEREAS, Elyse Nakajima (the "New Member") wishes to join the Group (as defined in the Agreement).

         NOW,  IT IS  AGREED,  this  27th day of  February  2006 by the  parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934,  as amended,  the New Member agrees to the joint filing on behalf of her of  statements  on Schedule 13D with respect to the  securities of
Tri-Continental to the extent required under applicable securities laws. The New
Member  agrees to be bound by the other terms of the  Agreement (a copy of which is attached hereto),  the terms of which are incorporated herein and made a part hereof.

         2. The New Member agrees to take all reasonable  steps to request,  all at Western  Investment's  sole cost and expense,  a complete  list of record and beneficial holders of Tri-Continental's securities, and related materials.

         3. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 25 of 25 Pages
----------------------                                    ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   WESTERN INVESTMENT HEDGED PARTNERS LP
                                   By: Western Investment LLC,
                                   Its General Partner
                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   /s/ Elyse Nakajima
                                   ---------------------------------------------
                                   ELYSE NAKAJIMA